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                    F O R . I M M E D I A T E . R E L E A S E

         Spectrum Signal Processing Announces Three flexComm Design Wins

Burnaby, B.C., Canada - December 30, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance wireless signal processing and packet-voice solutions, today announced that it has secured three wireless design wins:

o An American defense prime contractor will use Spectrum's flexComm SDR-3000 software defined radio subsystem in one of its programs. This represents Spectrum's first military communications (MILCOM) design win.

o An American defense contractor will use Spectrum's flexComm HCDR (High Channel Density Receiver) subsystem in an airborne platform for signals intelligence (SIGINT).

o     A  foreign   Ministry  of  Defense  will   standardize   on  the  flexComm
      Barcelona-HS processing engine as the signal processing platform for all its SIGINT systems.

"We have now met our 2002 milestone of 12 design wins. The three design wins announced today demonstrate the success we are having in government wireless markets, such as SIGINT and MILCOM. Of particular note is our MILCOM design win, which validates the value proposition of the SDR-3000 in a new market segment for Spectrum," stated Pascal Spothelfer, President and CEO of Spectrum. "We are effectively broadening our customer base and securing the wins needed to support our projected increases in future revenue. Once our customers approve more information for public release, we will provide details on each of these wins along with updates in 2003 as to how we are tracking against these wins with respect to revenue."

Each of these three wins meets Spectrum's design win milestone criteria of US $3 million in projected revenue within the 2 years of receipt of the first purchase order. Spectrum has already received initial orders towards each of these design wins.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs and cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs(TM) and flexComm product lines is available at www.spectrumsignal.com


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This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay further shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

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Spectrum Contacts:

Business and Trade Media:
Liza Aboud
Phone: 604-421-5422 ext. 152
E-mail:  liza_aboud@spectrumsignal.com

Investor Relations:
Brent Flichel
Phone: 604-421-5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com




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